Exhibit 3.4

 AMENDMENT TO THE RESTATED ARTICLES OF INCORPORATION
OF THE COMPANY

Article V, Section (2)

(2) The number of directors shall be as from time to time fixed by, or in the manner provided in, the By-laws of the Corporation. Directors shall be elected by the affirmative vote of the majority of the votes cast in person or by proxy at any meeting for the election of directors at which a quorum is present; provided that, if the number of nominees exceeds the number of directors to be elected, the directors shall be elected by the vote of a plurality of the shares represented in person or by proxy at any such meeting. For purposes of this Section, a majority of the votes cast means that the number of shares voted “for” a nominee exceeds the shares voted “against” or “withheld” with respect to the nominee. Abstentions and broker non-votes shall not be deemed to be votes cast for purposes of tabulating the vote.

Any incumbent director who fails to receive, in an election as to which majority voting applies, the affirmative vote of the majority of the votes cast shall tender his or her resignation to the Board of Directors promptly following certification of the shareholder vote. The Nominating and Corporate Governance Committee shall promptly consider the tender of resignation and make a recommendation to the Board as to whether to accept or reject the tendered resignation or whether other action should be taken. Any director who tenders his or her resignation shall not participate in any Committee or Board deliberations, recommendations or decisions relating thereto.

The Board shall act on the Committee’s recommendation no later than 90 days following the date of the shareholders’ meeting at which the election occurred. Following the Board’s decision, the Corporation shall promptly publicly disclose the Board’s decision as to whether or not to accept the resignation as tendered in a Form 8-K filed with the Securities and Exchange Commission.

In the event that the application of this Section (2) results in a vacancy on the Board, the Board shall determine whether to fill such vacancy or to reduce the size of the Board.